Exhibit 99.3

SILYNXCOM LTD.

PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Ilan Akselrod, Chief Financial Officer of Silynxcom Ltd. (the “Company”), Mr. Nir Klein, Chief Executive Officer and director of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value, of the Company (the “Ordinary Shares”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on September 3, 2025 at 5 p.m. Israel time, at the Company’s office, located at 7 Giborei Israel, Netanya, 4250407, Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SILYNXCOM LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 3, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To increase the Company’s registered share capital and to amend and restate the Company’s current amended and restated articles of association to reflect the same.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.      To approve a reverse split of the Company’s issued and outstanding Ordinary Shares, at a ratio between 2:1 and 20:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Company’s board of directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.